FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2009

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding financial results for the third quarter of 2009 of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on November 10, 2009.

JA Solar Announces Third Quarter 2009 Results

* Record Q3 2009 shipments of 177MW, 130 percent growth over Q2 2009
* Revenue of $193 million, 120 percent growth over Q2 2009
* Gross margin of 16.7 percent, up from 11.4 percent in Q2 2009
* Operating income of $22 million and EPS of $0.10
* Positive operating cash flow of $42 million
* Strong liquidity with $256 million in cash and working capital of over $483 million
* Expects Q4 shipments to be in the range of 170MW to 200MW

SHANGHAI, Nov. 10, 2009 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced financial results for its third quarter ended Sept. 30, 2009.

Third Quarter 2009 Results

Revenue in the third quarter of 2009 was RMB 1.3 billion ($193.3 million), an increase of 119.6 percent from RMB 600.7 million ($88.0 million) reported in the second quarter of 2009 and a decrease of 37.8 percent from RMB 2.1 billion ($310.7 million) reported in the third quarter of 2008.  Total shipments in the third quarter were a record 177MW, compared with the second quarter shipments of 77MW, representing a sequential growth of 129.9 percent.  Compared with the same period last year, shipment growth was 78.8 percent, up from 99 MW in the third quarter of 2008.

"We are pleased to report the highest quarterly shipments in our company’s history, with increasing demand for our products worldwide,” said Baofang Jin, JA Solar's chairman and CEO.  “Our Q3 results demonstrate many advantages that JA Solar has, including scale, technological leadership, a strong brand, high quality products and a low cost structure, making JA Solar the preferred supplier to many customers,“ he said.

“We also gained significant market share during the quarter and made further progress diversifying our customer base.  JASO is the top choice for companies that are purchasing multiple-megawatts of products in a short time, with requirements for high conversion efficiency at a competitive price,” he said.

Total gross profit in the third quarter of 2009 was RMB 220.5 million ($32.3 million), or 16.7 percent, compared with RMB 68.3 million ($10.0 million) or 11.4 percent in the second quarter of 2009 and RMB 458.1 million ($67.1 million) or 21.6 percent in the third quarter of 2008.

Total operating expenses in the third quarter of 2009 were RMB 72.3 million ($10.6 million), compared with RMB 177.4 million ($26.0 million) in the second quarter of 2009 and RMB 24.8 million ($3.6 million) in the third quarter of 2008.

Included in the third quarter of 2009 operating expenses was a non-cash stock-based compensation charge of RMB 11.7 million ($1.7 million), compared with RMB 81.1 million ($11.9 million) in the second quarter of 2009 and a non-cash gain of RMB 17.2 million ($2.5 million) in the third quarter of 2008.

Operating income in the third quarter of 2009 was RMB 148.2 million ($21.7 million), compared with an operating loss of RMB 109.0 million (a loss of $16.0 million) in the second quarter of 2009 and operating income of RMB 433.3 million ($63.5 million) in the third quarter of 2008. Excluding the stock-based compensation charge, the company generated an operating income of RMB 159.9 million ($23.4 million) for the third quarter of 2009.

Earnings per diluted ADS in the third quarter of 2009 were RMB 0.66 ($0.10), compared with net loss per diluted ADS of RMB 1.21 (a loss of $0.18) in the second quarter of 2009 and net loss per diluted ADS of RMB 2.47 (a loss of $0.36) in the third quarter of 2008.

Operating cash flow for the third quarter of 2009 was a positive cash flow of RMB 288.6 million ($42.3 million), compared with RMB 194.7 million ($28.5 million) in the second quarter of 2009 and a negative cash flow of RMB 458.1 million ($67.1 million) in the third quarter of 2008.

At Sept. 30, 2009, JA Solar had cash and cash equivalents of RMB 1.7 billion ($256.1 million), compared with RMB 2.2 billion ($329.0 million) at June 30, 2009. The convertible bonds outstanding at Sept. 30, 2009 were RMB 1.7 billion ($253.5 million) and total long-term bank loans outstanding at Sept. 30, 2009 were RMB 680.0 million ($99.6 million).  Total working capital at Sept. 30, 2009 was RMB 3.3 billion ($483.5 million).

Fourth Quarter and Full Year 2009 Guidance

“As demand for solar products has improved significantly across multiple geographies, we are seeing robust demand from our customers with improved visibility,” said Mr. Jin.

Based on current customer orders, the company expects the fourth quarter of 2009 shipments to be in the range of 170MW to 200MW, and full year 2009 shipments to be in the range of 448MW to 478MW.  The nameplate production capacity by year-end 2009 is expected to be 800 MW.

Management Change

Dr. Qingtang Jiang has resigned from his position as Chief Technology Officer to pursue other interests, effective Nov. 13, 2009.  The company has identified qualified candidates for the position of CTO  and will announce the new CTO when the appointment is made. “We would like to thank Dr. Jiang for his service and contribution to JA Solar and wish him success in his future endeavors,” said Mr. Jin.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, Nov. 10, 2009 at 8:00 am Eastern time. The call may be accessed by dialing 1.800.299.0433 (U.S.) or 1.617.801.9712 (international). The passcode is JA Solar. A live webcast of the conference call will be available on the company's website at http://www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 98389633.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of Sept. 30, 2009, which was RMB 6.8262 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Deborah Stapleton/Alexis Pascal
Stapleton Communications
deb@stapleton.com/alexis@stapleton.com
1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For three months ended
	Sept. 30, 2008	Jun. 30, 2009	Sept. 30, 2009	Sept. 30, 2009
	RMB'000	RMB'000	RMB'000	USD'000
Net revenues	2,120,568	600,729	1,319,238	193,261
Cost of sales	(1,662,506)	(532,402)	(1,098,713)	(160,955)
Gross profit	458,062	68,327	220,525	32,306
Selling, general and administrative expenses	(17,858)	(163,949)	(60,574)	(8,874)
Research and development expenses	(6,914)	(13,425)	(11,712)	(1,716)
Total operating expenses	(24,772)	(177,374)	(72,286)	(10,590)
Income/(loss) from operations	433,290	(109,047)	148,239	21,716
Interest expense	(63,490)	(57,256)	(58,432)	(8,560)
Change in fair value of derivatives	229,052	(52,760)	20,063	2,939
Gain/(loss) on buyback of convertible bond	-	11,044	(212)	(31)
Other income/(expenses)	(35,228)	13,879	8,172	1,198
Impairment on available-for-sale securities	(686,320)	-	-	-
Income/(loss) before income taxes	(122,697)	(194,140)	117,830	17,262
Income tax expenses	(20,056)	(605)	(11,002)	(1,612)
Net income/(loss)	(142,753)	(194,745)	106,828	15,650
Net income/(loss) per share:
Basic	(0.92)	(1.21)	0.66	0.10
Diluted	(2.47)	(1.21)	0.66	0.10

Weighted average number of shares outstanding:
Basic	155,832,515	161,419,260	161,428,882	161,428,882
Diluted	169,896,784	161,419,260	170,517,891	170,517,891

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For nine months ended
	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2009
	RMB'000	RMB'000	USD'000
Net revenues	4,479,278	2,151,651	315,205
Cost of sales	(3,496,909)	(2,005,539)	(293,800)
Gross profit	982,369	146,112	21,405
Selling, general and administrative expenses	(154,051)	(263,988)	(38,673)
Research and development expenses	(15,157)	(36,074)	(5,285)
Total operating expenses	(169,208)	(300,062)	(43,958)
Income/(loss) from operations	813,161	(153,950)	(22,553)
Interest expense	(96,931)	(173,844)	(25,467)
Change in fair value of derivatives	445,436	621	91
Gain on buyback of convertible bond	-	24,649	3,611
Other income/(expenses)	(110,812)	13,527	1,982
Impairment on available-for-sale securities	(686,320)	-	-
Income/(loss) before income taxes	364,534	(288,997)	(42,336)
Income tax benefit/(expenses)	(34,260)	7,811	1,144
Net income/(loss)	330,274	(281,186)	(41,192)
Net income/(loss) per share:
Basic	2.13	(1.74)	(0.26)
Diluted	(1.63)	(1.74)	(0.26)

Weighted average number of shares outstanding:
Basic	154,812,869	161,422,502	161,422,502
Diluted	166,470,323	171,362,650	171,362,650

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31,	Sept 30,
	2008	2009	2009
	RMB'000	RMB'000	USD'000
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,542,784	1,748,141	256,093
Restricted cash	33,061	84,737	12,413
Short term investment	421,865	-	-
Accounts receivable	355,051	228,505	33,475
Inventories	591,989	685,211	100,380
Advances to suppliers	680,447	692,074	101,385
Other current assets	205,227	336,051	49,230
Total current assets	3,830,424	3,774,719	552,976
Property and equipment, net	1,369,807	1,560,284	228,573
Advances to suppliers	1,944,912	1,646,270	241,169
Derivative asset	4,485	6,408	939
Deferred issuance cost	58,953	41,862	6,133
Other long term assets	70,603	83,517	12,234
Total assets	7,279,184	7,113,060	1,042,024
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	490,000	10,000	1,465
Accounts payable	117,982	222,003	32,522
Accrued and other liabilities	262,842	242,134	35,472
Total current liabilities	870,824	474,137	69,459
Convertible Bond	1,532,600	1,277,081	187,085
Embedded derivatives	115,676	92,035	13,483
Long-term bank borrowings	-	680,000	99,616
Other long term liabilities	5,185	22,150	3,245
Total liabilities	2,524,285	2,545,403	372,888
Commitment and Contingencies
Shareholders’ equity	4,754,899	4,567,657	669,136
Total liabilities and shareholders’ equity	7,279,184	7,113,060	1,042,024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Baofang Jin

Name:	Baofang Jin

Title:	Chief Executive Officer

Date: November 10, 2009